Telephone and Data Systems, Inc.

30 North LaSalle Street

Chicago, IL 60602

(312) 630-1900

Fax: (312) 630-9299

VIA EDGAR

November 9, 2016

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	Telephone and Data Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 24, 2016 File No. 1-14157

Dear Ms. Blye:

This letter responds to your letter dated October 27, 2016, to LeRoy T. Carlson, Jr., President and Chief Executive Officer of Telephone and Data Systems, Inc. (“TDS”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above referenced filing.  The Staff’s comments are repeated below in italicized text and TDS’ responses are included below in plain text.  This response encompasses all of the operations of TDS and its subsidiaries, which include TDS Telecommunications Corporation (“TDS Telecom”), its wireline and cable subsidiary, and United States Cellular Corporation (“USCC”), its wireless subsidiary.

Comment 1

On your website you list the international calling rates for Sudan and Syria, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure about contacts with those countries.  Please provide us with information regarding your contacts with Sudan and Syria, if any, whether through direct or indirect arrangements.  You should describe any services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response 1

TDS respectfully advises the Staff that TDS Telecom and, USCC have no past, current or anticipated agreements, commercial arrangements, or other contracts with either Sudan or Syria, or with any entities controlled by Sudan or Syria. Further, TDS Telecom and USCC have no direct contacts (past, current or anticipated) with Sudan or Syria.

TDS Telecom is a wireline and cable network operator and therefore provides international calling services to its retail customers to the countries listed on the referenced website, including Sudan and Syria, at rates that are based on TDS Telecom’s cost of providing this service plus a specified margin.  When TDS’ customers call Sudan or Syria, while the calls originate on TDS Telecom’s network, all international calls are handed off in the U.S. to AT&T or Level 3 for completion outside of the U.S.

TDS Telecom provides no products or services outside the U.S.   In this respect, TDS Telecom’s customers cannot make or receive calls to or from Sudan or Syria by using TDS Telecom’s products or services while traveling abroad.

USCC is a U.S. wireless network operator that provides to its retail customers international calling to Sudan and Syria (and many other countries) if they have enabled international dialing capabilities on their accounts.  USCC customers who have enabled international dialing receive either standard pay-as-you-go rates to Sudan and Syria of $2.44/min and $3.19/min, respectively, or if they pay $3.99/mo for an International Long Distance discount plan rates of $0.80/min to Sudan and $0.82/min to Syria.  The rates for calls to Sudan or Syria are based on USCC’s cost of providing this service plus a specified margin.

Since November 2015, USCC has also provided an alternative third party international dialing service called “Inter-Connect Global” to its customers, through a third party vendor named NetworkIP.  Customers may sign up by downloading an application to their device or directly through an Inter-Connect Global website and then place calls to Sudan or Syria either using the application or by dialing a local access number.  Calls are either billed directly or on a customer’s USCC bill at their choice, at the following rates for Sudan ($0.14/min to landline, $0.17/min to mobile) and Syria ($0.10/min to landline, $0.15/min to mobile).

In addition, since April 2015, USCC’s customers have been able to obtain wireless services outside the U.S. through one of our International Roaming Cell Phone Plans.  USCC customers with globally compatible devices who subscribe to an international roaming plan receive per-minute roaming rates in certain countries including Sudan and Syria.  USCC is able to provide these services through a contract with a third party roaming vendor in Europe, Vodafone.   However, since the inception of the service in April of 2015, USCC has not registered any roaming usage by any customer in either Sudan or Syria.

TDS respectfully notes that while transactions with Sudan and Syria are generally subject to U.S. Government economic sanctions and export controls, the regulations implementing those sanctions and controls with respect to Sudan and Syria specifically authorize all transactions incident to the receipt or transmission of telecommunications involving those countries (See 31 C.F.R. §538.512 and §542.519, respectively).

The international service involving Sudan and Syria that TDS Telecom and USCC each provides to its customers is the provision of receipt and transmission of telecommunications. See 47 U.S.C. §153(43).

In summary, TDS Telecom and USCC do not directly provide any product or service in either Sudan or Syria, nor does either provide any product or service to any entity in the named countries, including the governments of those countries or any entity controlled by those governments. TDS Telecom and USCC provide limited and lawful telecommunications services to their U.S. customers that enable those customers to lawfully make and receive calls (i.e., telecommunications) involving Sudan and Syria, and in the case of USCC, to place or receive calls while roaming on a limited basis in Sudan or Syria, to the extent enabled by USCC’s third party roaming vendor.

Comment 2

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response 2

TDS respectfully advises the Staff that it does not believe that TDS Telecom’s or USCC’s offering of international calling to its customers (as discussed in its response to Comment 1 above) with Sudan and Syria individually or collectively constitute a material investment risk for the TDS’ security holders in quantitative terms, for the reasons discussed below.  In addition, with respect to materiality in terms of qualitative factors, TDS does not believe its reputation or share value face a materially adverse impact by virtue of its limited and lawful product offering with the named countries.   As indicated above, TDS Telecom and USCC do not directly provide any product or service in either Sudan or Syria, nor does either provide any product or service to any entity in the named countries, including the governments of those countries or any entity controlled by those governments. TDS Telecom and USCC provide limited and lawful telecommunications services to their U.S. customers that enable those customers to lawfully make and receive calls (i.e., telecommunications) involving Sudan and Syria, and in the case of USCC, to place or receive calls while roaming on a limited basis in Sudan or Syria, to the extent enabled by USCC’s third party roaming vendor.  Considering such qualitative factors and the quantitative immateriality discussed below, TDS does not believe that such activities would significantly impact the investor sentiment towards TDS, and TDS has not been informed of any objections or initiatives in such regard.

During the period from January 1, 2013 through September 30, 2016, revenue billed from TDS to its customers related to calls initiated by customers to Sudan and Syria was as follows:

Period	Billings to TDS Telecom customers related to telecommunications services to Sudan and Syria	Billings to USCC customers related to telecommunications services to Sudan and Syria	Total TDS consolidated Operating revenues
Year ended December 31, 2013	$450	$166	$4,901,236,000
Year ended December 31, 2014	$192	$858	$5,009,438,000
Year ended December 31, 2015	$166	$1,572	$5,176,241,000
Nine months ended September 30, 2016	$35	$1,112	$3,826,000,000

In regards to USCC’s Inter-Connect Global offering, since the launch in November 2015, no calls have been placed to Sudan and only three calls have been placed to Syria for a total of 2.3 minutes at the previously quoted rates of $0.10/min to landline, $0.15/min to mobile, for less than $1 of revenue.

Additionally, USCC received zero revenue from International Roaming Services in Sudan or Syria during the three year period and the interim period.  As noted above, USCC did not offer international roaming services to its U.S. customers until April of 2015, and between that time and September 30, 2016, there has been no roaming activity by U.S. customers in either Sudan or Syria.

Based on the foregoing, TDS respectfully advises the Staff that its total revenue derived from Sudan and Syria, including TDS Telecom and USCC, during the last three fiscal years and interim period represented 0.00002% of its total Operating revenues in that period.  TDS respectfully submits to the Staff that it does not believe that this amount is material, nor does it believe that its reputation or share value face materially adverse impact by virtue of its offering of international calling with the countries referenced by the Staff.

TDS and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions, please contact Douglas D. Shuma,  Senior Vice President – Finance and Chief Accounting Officer, at (312) 592-5301.

Sincerely,

Telephone and Data Systems, Inc.

By:	/s/ Douglas D. Shuma
Douglas D. Shuma Senior Vice President – Finance and Chief Accounting Officer

cc:	LeRoy T. Carlson, Jr.

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